Exhibit 21.1

CORE & MAIN, INC.
SUBSIDIARIES OF THE REGISTRANT

The following entities are subsidiaries of Core & Main, Inc.

Legal Name	State or Jurisdiction of Incorporation or Organization
CNM, LLC	Deleware
Core & Main Holdings, LP	Deleware
Core & Main Buyer, Inc.	Deleware
Core & Main Connector, LLC	Deleware
Core & Main Midco, LLC	Deleware
Core & Main Intermediate GP, LLC	Deleware
Core & Main LP	Florida
Core & Main Canada, Inc.	Ontario, Canada